UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-34656

H World Group Limited

(Registrant’s name)

No. 1299 Fenghua Road

Jiading District

Shanghai
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Number	Description of Document
Exhibit 99.1	Announcement — Date of Audit Committee Meeting and 2025 Second Quarter and Interim Financial Results Announcement Date and Date of Board Resolution in Relation to Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

H World Group Limited
(Registrant)

Date: August 8, 2025	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors

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